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
Pricing Supplement dated September 10. 1997      	   Rule 424(b)(3)
(To Prospectus dated March 9, 1994 and           	File No. 33-52359
Prospectus Supplement dated March 9, 1994)



                         	TOYOTA MOTOR CREDIT CORPORATION

                          	Medium-Term Note - Fixed Rate

________________________________________________________________________________


Principal Amount:  $65,000,000     		 		Trade Date: September 10, 1997
Issue Price:  108.995% 				             Original Issue Date: September 26, 1997
Interest Rate: 15.00% 				             	Net Proceeds to Issuer: $70,791,500
Interest Payment Dates: March 25, 1998 	Principal's Discount or
 and September 25, 1998	 				            Commission:  0.085%
Stated Maturity Date: September 25, 1998


________________________________________________________________________________




Day Count Convention:
[x]  30/360 for the period from September 26, 1997 to September 25, 1998
[ ]  Actual/365 for the period from   	        to
[ ]  Other (see attached)                       to

Redemption:
[x]	The Notes cannot be redeemed prior to the Stated Maturity Date.
[ ]	The Notes may be redeemed prior to Stated Maturity Date.
    Initial Redemption Date: Not Applicable
    Initial Redemption Percentage: Not Applicable
    Annual Redemption Percentage Reduction:  Not Applicable

Repayment:
[x]	The Notes cannot be repaid prior to the Stated Maturity Date.
[ ]	The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
    Optional Repayment Date(s):
    Repayment Price:     %

Currency:
Specified Currency:  U.S. dollars
     (If other than U.S. dollars, see attached)
Minimum Denominations:
     (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [ ]  Yes     [x] No
     Total Amount of OID:
     Yield to Maturity:
     Initial Accrual Period:

Form:  [x] Book-entry            [ ] Certificated
                         	___________________________
                             	Smith Barney Inc.


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                         	ADDITIONAL TERMS OF THE NOTES

Denomination

     Each Note will be issued in a minimum denomination of $100,000 and in $1,000 increments thereafter.

Plan of Distribution

     Under the terms of and subject to the conditions of an Appointment Agreement dated as of February 9, 1996 (the "Agreement") and an Appointment Agreement Confirmation dated September 10, 1997, between TMCC and Smith Barney Inc., Smith Barney Inc., acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 108.910% of their principal amount. Smith Barney Inc. proposes to offer the Notes at an initial public offering price of 108.995% of the principal amount thereof. After the Notes are released for sale to the public, the offering price may from time to time be varied by Smith Barney Inc.

     Under the terms and conditions of the Agreement, Smith
Barney Inc. is committed to take and pay for all of the Notes offered hereby if any are taken.

Certain U.S. Tax Considerations

     The following is a summary of the principal U.S.
federal income tax consequences of ownership of the Notes. The summary concerns U.S. Holders (as defined in the Prospectus Supplement) who hold the Notes as capital assets and does not deal with special classes of holders such as dealers in securities or currencies, persons who hold the Notes as a hedge against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, or U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash. The discussion below is based upon the Internal Revenue Code of 1986, as amended, and final, temporary and proposed United States Treasury Regulations. Persons considering the purchase of the Notes should consult with and rely solely upon their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences arising under the laws of any other domestic or foreign taxing jurisdiction.

     Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.


     The Notes are issued at a premium equal to the amount by which the purchase price exceeds the principal amount payable on the Stated Maturity Date. A U.S. Holder may elect to amortize such bond premium, if any, under Code Section 171. If this premium is not amortized, a U.S. Holder will generally realize a short-term capital loss when the Note matures. If a U.S. Holder elects to amortize the premium, a portion of the premium will
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offset the taxable ordinary interest income and, correspondingly, decrease the U.S. Holder's tax basis in the Note for each tax year. This decrease to the U.S. Holder's tax basis will reduce or eliminate any short-term capital loss (or increase any gain) when the Note matures or is sold or exchanged.

The amount of premium that a U.S. Holder may amortize for a tax year is the amount attributable to such year determined on the basis of the Note's yield to maturity and compounding at the end of each accrual period. An election to amortize bond premium will apply not only to the Notes, but to all taxable bonds held by the U.S. Holder at the beginning of the tax year to which the election applies, and also to all bonds thereafter acquired. The election is binding for all subsequent tax years and may not be revoked without the IRS's consent.





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